June 3, 2025

Donna Blackman
Chief Financial Officer
Stride, Inc.
11720 Plaza America, 9th Floor
Reston, VA 20190

       Re: Stride, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2024
           File No. 1-33883
Dear Donna Blackman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Greer McMullen, General Counsel